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                             PENOBSCOT SHOE COMPANY
                             450 NORTH MAIN STREET
                             OLD TOWN, MAINE 04468

                                                                October 12, 1999

To Our Stockholders:

     We are pleased to inform you that on October 6, 1999, Penobscot Shoe Company (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Riedman Corporation ("Parent") and PSC Acquisition Corp. ("Purchaser"), an indirect wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of the Company's common stock, $1.00 par value per share (the "Shares"), for $11.75 per share, net to the seller in cash. Under the terms of the Merger Agreement, as soon as practicable after the consummation of the Offer and subject to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into the Purchaser (the "Merger"), and each remaining share which is then issued and outstanding will be converted into the right to receive $11.75 net to the seller in cash (or any higher price that may be paid in the Offer), without interest.

     THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY (A) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, (B) ADOPTED AND APPROVED THE MERGER AGREEMENT AND AUTHORIZED THE EXECUTION THEREOF BY THE COMPANY AND (C) RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER.

     To arrive at its recommendation, the Board of Directors carefully evaluated a number of factors as described in the attached Offer to Purchase of the Purchaser, dated October 12, 1999, and the Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Advest, Inc., the Company's financial advisor, that the $11.75 per Share that stockholders of the Company will receive pursuant to the Merger Agreement is fair from a financial point of view to these stockholders. The full text of the written opinion of Advest, Inc., which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as an Exhibit to the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Stockholders are urged to read this opinion in its entirety.

     In addition to the attached Schedule 14D-9 relating to the Offer and the Offer to Purchase are related tender offer materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,

                                          /S/ Irving Kagan
                                          Irving Kagan
                                          Chairman of the Board of Directors